UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024.

Commission File Number: 001-41893

HAFNIA LIMITED
c/o Inchona Services Limited
Washington Mall Phase 2, 4th Floor,
Suite 400, 22 Church Street, HM1189, Hamilton HM EX,
Bermuda
+1 441 295 3770

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release of Hafnia Limited dated June 18, 2024 and Exhibit 99.2 is a copy of the notice, form of proxy and proxy card of Hafnia Limited (the “Company”) for the Company’s 2024 Annual General Meeting of Shareholders scheduled to be held on July 10, 2024.

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Press release of Hafnia Limited dated June 18, 2024.
99.2	Notice of Annual General Meeting of Shareholders of Hafnia Limited (including a form of proxy, voting instructions and proxy card).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAFNIA LIMITED
By:	/s/ Petrus Wouter Van Echtelt
Name:	Petrus Wouter Van Echtelt,
Title:	Chief Financial Officer

Date: June 18, 2024